UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2009 and 2008 and Supplemental Schedule for the year ended December 31, 2009

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

May 28, 2010

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value:
Shares of registered investment companies	$137,065,837	103,402,774
Interest-bearing cash	13,686,726	15,530,969
Common/collective trust	17,684,321	18,382,775
Affiliated Stock	1,651,616	2,178,499
Loans to participants	3,327,399	3,141,045

Total investments	173,415,899	142,636,062

Contribution receivables:
Employee	44,000	41,000
Employer	17,150	16,100

Total receivables	61,150	57,100

Net assets reflecting investments at fair value	173,477,049	142,693,162

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	328,843	991,604

Net assets available for benefits	$173,805,892	143,684,766

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Investment income (loss):
Interest and dividends	$2,799,615	5,028,315
Net appreciation (depreciation) in fair value of investments	26,927,816	(65,208,557)

Total investment income (loss)	29,727,431	(60,180,242)
Contributions:
Employee contributions	10,197,741	9,930,478
Participant rollovers	441,014	465,841
Employer contributions	4,015,671	3,862,148

Total contributions	14,654,426	14,258,467
Deductions:
Benefit payments	17,213,576	14,230,965
Participant loan fees	18,173	16,206

Total deductions	17,231,749	14,247,171

Net increase (decrease) before transfer	27,150,108	(60,168,946)
Transfer of plan assets	2,971,018	1,710,102

Net increase (decrease) after transfer	30,121,126	(58,458,844)

Net assets available for benefits:
Beginning of year	143,684,766	202,143,610

End of year	$173,805,892	143,684,766

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements

December 31, 2009

1. Description of the Plan

Organization

The State Auto Insurance Companies Capital Accumulation Plan (the “Plan”), a defined contribution plan which qualifies as a 401(k) plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the “Company”) for the purpose of providing a savings plan for the benefit of its employees.

In 2009, the following amendments were made to the Plan:

•

Amendment to the Plan’s eligibility requirements to provide that employees hired on or after June 1, 2009 are eligible to participate in the Plan after the completion of 90 days of employment with the Company;

•

Amendment to provide for an employer nonelective contribution equal to a stated percentage (as determined by the Compensation Committee in its discretion, from time to time) of an eligible participant’s compensation for employees hired on or after January 1, 2010, as well as those participants who irrevocably elect to freeze future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective July 1, 2010; and

•	Amendment to change the name of the Plan to the State Auto Insurance Companies Retirement Savings Plan, effective January 1, 2010.

Effective January 1, 2008, the Plan was amended to implement a safe harbor design using a qualified automatic contribution arrangement. Participants meeting eligibility criteria will be automatically enrolled in the Plan and automatically contribute 3% in the first year, 4% in the second year, 5% in the third year and 6% in the fourth and subsequent years. Employer matching contributions for safe harbor contributions are 100% of the first 1% of compensation and 50% of the contributions from 2% to 6%. Participants are 100% vested in the safe harbor matching contributions after two years.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first pay period after the completion of 90 days of employment with the Company; provided the employee is or will attain age 21 during the calendar year of the employee’s hire date. Employees who were hired prior to June 1, 2009, were eligible to participate in the Plan as of the first pay period subsequent to 30 days after the employee’s hire date. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements unless a different election is affirmatively made by such participant.

Transfer of Plan Assets

In 2007, the Company acquired Beacon National Insurance Company and its affiliates (collectively, the “Beacon Insurance Group”) and affiliated with Patrons Mutual Insurance Company of Connecticut and Litchfield Mutual Fire Insurance Company (collectively, the “Patrons Insurance Group”). Effective January 1, 2009 and 2008, the former employees of Patrons Insurance Group and Beacon Insurance Group, respectively, became participants in the Plan and received credit for their participation and vesting service as measured under the terms of the respective previously administered plans. The net assets of the Patrons Employees 401(k) Profit Sharing Plan and Beacon Insurance Group 401(k) Profit Sharing Plan were transferred into the Plan resulting in asset transfers of $2,971,018 and $1,710,102 in January 2009 and February 2008, respectively.

Contributions

Each participant may contribute any whole percentage of their salary between 1% and 50% of his or her salary (“basic contribution”). Subject to certain limitations, the Company makes safe harbor matching contributions

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Prior to January 1, 2008, the Company matched the first 2% of basic contributions of a participant’s salary at the rate of $0.75 for each $1.00 contributed; basic contributions from 3% to 6% were matched at the rate of $0.50 for each $1.00 contributed. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan contribute an automatic 3% of their salary with automatic increases to 4% in the second year, 5% in the third year and 6% in the fourth and subsequent years. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of a participant’s salary.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum Internal Revenue Code (the “Code”) pre-tax contribution may make additional “Catch-up Contributions.”

Vesting

Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in other employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to completing years of service requirements vests in employer contributions and related net earnings and losses at percentages set forth in the Plan document. In addition, employer contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability. Any forfeiture of non-vested employer contributions and related net earnings or losses are first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current prime rate as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

All administrative expenses, excluding participant loan fees, are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value, less outstanding loan balances, in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. Participants may withdraw the vested portion of employer contributions credited to their account.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2009 consisted of shares of registered investment companies, interest-bearing cash, a common/collective trust, shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated Stock”) and loans to participants. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

In accordance with the Plan Accounting – Defined Contribution Pension Plans Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Plan’s common/collective trust, which includes a fully benefit-responsive investment contract, is reported at fair value based on information reported by Fidelity Management Trust Company (the “fund trustee”), with a corresponding adjustment on the statements of net assets available for benefits to reflect the investment at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

Adoption of New Accounting Pronouncements

Fair Value Measurements and Disclosures – Investments in Certain Entities That Calculate Net Asset Value per Share

In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, which is

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

now part of the FASB ASC Topic Fair Value Measurements and Disclosures, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services – Investment Companies. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.

Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“the Codification”). The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than Securities and Exchange Commission guidance for publicly-traded companies) is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Plan’s references to U.S. GAAP accounting standards but did not impact the Plan’s financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of the FASB ASC Topic Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.

Additional Fair Value Measurement Guidance

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of the FASB ASC Topic Fair Value Measurements and Disclosures, requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the FASB ASC Topic Investments – Debt and Equity Securities. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan’s financial statements.

Pending Adoption of New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The expanded disclosures will be included in the Plan’s financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Plan’s financial statements effective December 31, 2011.

3. Investments

The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2009 and 2008:

	December 31
	2009	2008
Investments in shares of registered investment companies:
Fidelity Contrafund	$39,869,691	32,404,409
MFS Value Fund Class A	18,425,625	—
Fidelity Equity Income Fund	—	16,459,027
Fidelity Diversified International Fund	12,587,715	9,783,339
Fidelity Puritan Fund	10,958,572	8,799,492

Interest-bearing cash:
Fidelity U.S. Government Reserves	$13,686,726	15,530,969

Investment in common/collective trust:
Fidelity Managed Income Portfolio	$17,684,321	18,382,775

During 2009 and 2008, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Realized appreciation (depreciation):
Shares of registered investment companies	$2,351,092	(6,722,772)
Affiliated Stock	(109,249)	16,663

Total realized appreciation (depreciation)	2,241,843	(6,706,109)

Unrealized appreciation (depreciation):
Shares of registered investment companies	25,391,446	(58,792,122)
Affiliated Stock	(705,473)	289,674

Total unrealized appreciation (depreciation)	24,685,973	(58,502,448)

Total realized and unrealized appreciation (depreciation)	$26,927,816	(65,208,557)

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

4. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009.

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. For all but one security, the NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy. The Plan holds one fund with underlying investments in real estate whose NAV is not a quoted price on an active market and is therefore classified in Level 3 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•

Common/collective trust: The common/collective trust is a public investment vehicle valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

•	Loans to participants: Participant loans are valued at their outstanding balances, which approximate fair value, and are classified within Level 3 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2009 and 2008:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
At December 31, 2009

Registered investment companies:
Large cap equity investments	$71,719,019	71,719,019	—	—
Mid cap equity investments	6,115,506	6,115,506	—	—
Small cap equity investments	1,491,149	1,491,149	—	—
International equity investments	13,890,261	13,890,261	—	—
Blended fund investments	35,315,501	35,315,501	—	—
Income bond investments	8,357,779	8,357,779	—	—
Other	176,622	—	—	176,622

Total registered investment companies	137,065,837	136,889,215	—	176,622
Interest-bearing cash	13,686,726	13,686,726	—	—
Common/collective trust	17,684,321	—	17,684,321	—
Affiliated Stock	1,651,616	1,651,616	—	—
Loans to participants	3,327,399	—	—	3,327,399

Total investments	$173,415,899	152,227,557	17,684,321	3,504,021

At December 31, 2008

Registered investment companies	$103,402,774	103,402,774	—	—
Interest-bearing cash	15,530,969	15,530,969	—	—
Common/collective trust	18,382,775	—	18,382,775	—
Affiliated Stock	2,178,499	2,178,499	—	—
Loans to participants	3,141,045	—	—	3,141,045

Total investments	$142,636,062	121,112,242	18,382,775	3,141,045

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009 and 2008, a reconciliation of the beginning and ending balances is as follows:

	Participant loans		Registered investment companies - Other
	2009	2008	2009
Balance, January 1	$3,141,045	3,182,056	—
Realized gains (losses) relating to assets sold	—	—	—
Unrealized gains (losses) relating to assets held at reporting date	—	—	(81,553)
Purchases, sales, issuances, and settlements, net*	186,354	(41,011)	258,175
Transfers in and/or out of Level 3, net	—	—	—

Balance, December 31	$3,327,399	3,141,045	176,622

* $71,762 and $258,173 of participant loans and registered investment companies, respectively, is included in the transfer of assets in 2009.

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2009

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008
Net assets available for benefits per the financial statements	$173,805,892	143,684,766
Contribution receivables	(61,150)	(57,100)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(328,843)	(991,604)

Net assets available for benefits per the Form 5500	$173,415,899	142,636,062

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31:

	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$30,121,126	(58,458,844)
Less contributions:
Employee	3,000	(5,500)
Employer	1,050	(7,525)

	4,050	(13,025)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	(328,843)	(991,604)
Prior year	991,604	168,013

Net increase (decrease) in net assets available for benefits per Form 5500	$30,779,837	(59,269,410)

7. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company and Principal Life Insurance Company, custodians of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated Stock.

Supplemental

Schedule

State Auto Insurance Companies Capital Accumulation Plan

EIN: 31-4316080 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Fund	80,155	$3,311,197
	Harbor International Fund Institutional Class	23,739	1,302,546
	PIMCO Total Return Fund Institutional Class	408,452	4,411,284
	Vanguard Mid-Cap Index Fund Investor Shares	11,873	194,246
	CALAMOS Growth Fund Class A	148,348	6,595,571
	MFS Value Fund Class A	887,127	18,425,625
	JP Morgan Mid Cap Value Fund Class A Shares	137,516	2,610,063
	American Beacon Small Cap Value Fund Investor Class	96,203	1,491,149
*	Principal U.S. Property Separate Account	412	176,622
*	Fidelity Puritan Fund	682,352	10,958,572
*	Fidelity Contrafund	684,106	39,869,691
*	Fidelity Intermediate Bond Fund	388,817	3,946,495
*	Fidelity Diversified International Fund	449,561	12,587,715
	Spartan U.S. Equity Index Fund Investor Class	173,171	6,828,132
*	Fidelity Freedom Income Fund	25,568	274,595
*	Fidelity Freedom 2000 Fund	23,507	266,799
*	Fidelity Freedom 2005 Fund	9,275	93,025
*	Fidelity Freedom 2010 Fund	235,069	2,940,719
*	Fidelity Freedom 2015 Fund	387,547	4,038,236
*	Fidelity Freedom 2020 Fund	434,897	5,457,958
*	Fidelity Freedom 2025 Fund	306,618	3,185,762
*	Fidelity Freedom 2030 Fund	307,196	3,806,161
*	Fidelity Freedom 2035 Fund	142,286	1,459,853
*	Fidelity Freedom 2040 Fund	270,015	1,933,305
*	Fidelity Freedom 2045 Fund	69,927	592,283
*	Fidelity Freedom 2050 Fund	36,914	308,233

			$137,065,837

State Auto Insurance Companies Capital Accumulation Plan

EIN: 31-4316080 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year) continued

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Investment in common/collective trust:
*	Fidelity Managed Income Portfolio	18,013,164	$17,684,321
	Interest-bearing cash:
*	Fidelity U.S. Government Reserves	13,686,726	13,686,726
	Affiliated Stock:
*	State Auto Financial Corporation Common Stock	89,207	1,650,327
	Stock Purchase Account (1)	-	1,289

			1,651,616
*	Participant loans (interest rate 3.25% to 10.25%)	-	3,327,399

	Total		$173,415,899

*	– Indicates a party-in-interest to the Plan.
(1)

– The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Date: May 28, 2010	By:	/s/ Steven E. English
	Printed Name:	Steven E. English
	Title:	Chief Financial Officer

	By:	/s/ James A. Yano
	Printed Name:	James A. Yano
	Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein